Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Incorporation or Organization
Procore Insurance Services, Inc.	Delaware
Procore Technologies Canada Inc.	Canada
Procore Technologies FZ-LLC	United Arab Emirates
Procore Technologies Pty Ltd.	Australia
Procore Technologies PTE. LTD.	Singapore
Procore UK Ltd	United Kingdom
Procore Technologies Mexico, S. de R.L. de C.V.	Mexico
Procore International, Inc.	Delaware
Zimfly, Inc.	Delaware
Honest Buildings, LLC	Delaware
Construction BI, LLC	Ohio
Indus.ai Inc.	Canada
Indus.ai, Inc.	Delaware
Esticom, Inc.	Delaware
LaborChart, Inc.	Delaware
Express Lien, Inc. d/b/a Levelset, Inc.	Delaware
Zlabs Software Co., L.L.C.	Egypt
LVLST Capital I, LLC	Louisiana
Level Supply, LLC	Delaware